                       Securities and Exchange Commission
                             Washington D.C. 20549
                                    Form 11K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                    For fiscal year ended December 31, 1999

A.  Full Title of Plan:

    DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                    DEAN FOODS COMPANY
                    3600 N. RIVER ROAD
                    FRANKLIN PARK, ILLINOIS 60131
                    TELEPHONE: 1-800-323-1571

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                           DECEMBER 31, 1999 AND 1998
                           --------------------------

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                     Page
                                                                     ----

Report of independent accountants                                       1

Financial statements:

    Statements of net assets available for
     plan benefits at December 31, 1999 and 1998                        2

    Statement of changes in net assets available
     for plan benefits for the year ended
     December 31, 1999                                                  3

Notes to financial statements                                        4-10

Assets held for investment purposes as of
     December 31, 1999                                               Schedule I


Note: All other supplementary schedules have been omitted because they are not applicable.

                        Report of Independent Accountants
                        ---------------------------------


June 28, 2000

To the Participants and
Administrator of the
Dean Foods Company
Investment and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for plan benefits of the Dean Foods Company Investment and Profit Sharing Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PricewaterhouseCoopers LLP
Chicago, Illinois

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          AT DECEMBER 31, 1999 AND 1998
                          -----------------------------


                                                     1999              1998
                                                     ----              ----

Investments, at market value (Note 3).          $ 278,547,299     $ 261,043,280
Loans to participants                              11,924,829        11,111,176
Receivables:
  Employer and employee contributions receivable      923,914           633,467
  Employer profit sharing contribution receivable     211,902           133,072
  Trustee receivable                                   84,608                 -
  Interest and dividends receivable                 3,007,518         3,325,137
                                                -------------     -------------
     Total Receivables                              4,227,942         4,091,676

Net assets available for Plan benefits          $ 294,700,070     $ 276,246,132
                                                =============     =============






   The accompanying notes are an integral part of these financial statements.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR PLAN BENEFITS FOR THE YEAR
                             ENDED DECEMBER 31, 1999
                             -----------------------

Source of assets:
  Investment income:
     Net appreciation in market value of investments (Note 3).   $  23,053,229
     Interest                                                        3,354,190
     Dividends                                                       1,077,462
     Loan interest                                                     760,189
                                                                 -------------
                                                                    28,245,070
                                                                 -------------
  Contributions:
     Employer contributions                                          6,311,264
     Employee contributions                                         18,809,147
     Profit sharing contributions                                       78,830
                                                                 -------------
                                                                    25,199,241
                                                                 -------------
Total sources of assets                                             53,444,311
                                                                 -------------

Application of assets:
     Participant rollovers to other plans, net                       3,425,959
     Benefit payments to Plan participants                          31,090,805
     Fees and expenses                                                 473,609
                                                                 -------------
           Total applications of assets                             34,990,373
                                                                 -------------
Increase in net assets during the year                              18,453,938

Net assets available for Plan benefits, beginning of year          276,246,132
                                                                 -------------
Net assets available for Plan benefits, end of the year          $ 294,700,070
                                                                 =============



   The accompanying notes are an integral part of these financial statements.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:
----------------------------------------

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to full-time salaried and non-union employees of Dean Foods Company (the Company). Certain union employees whose unions have negotiated the benefit are also eligible for retirement benefits under the Plan.

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed 16% of their annual compensation. The Company is required to match participant contributions in an amount equal to 50% of the first 6% of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Effective January 1, 1998, the Company increased the employer match under the Company's savings and investment plan from 25% to 50% of the first 6% of pay contributed by employees. The Company also increased the employee maximum savings limit from 13% to 16% of annual compensation. Additionally, in July 1997, the Company approved a resolution to eliminate the annual profit sharing contributions paid under the 401(k) plan after the fiscal 1998 contributions, except for certain union requirements.

Participants are eligible to contribute to the Plan at the date of hire. Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in 1% increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.

During the plan year ended December 31, 1999, participants were able to allocate their contributions among the following investment options:

Government Fixed Fund: Primarily investments in government obligations.

Balanced Fund: Stocks, bonds and other debt or equity investments or other securities convertible into such investments.

Equity Income Fund: Common, preferred or capital stock, or securities convertible into such stocks, and other equity investments, with a general long-term growth objective.

Equity Growth Fund: Common, preferred or capital stock, or securities convertible into such stocks, and other equity investments, with a general emphasis on individual companies and sectors, rather than general economic trends.

Small Cap (Company) Fund: Common, preferred or capital stock, or securities convertible into such stocks, and other equity investments, with a general emphasis on small, fast growing companies.

International Equity Fund: Common, preferred or capital stock, or securities convertible into such stocks, and other equity investments, with a general emphasis on non-U.S. stocks.

Dean Foods Company Stock Fund: Common stock of Dean Foods Company except for a modest cash position or cash invested in short term investments while awaiting investment in such stock.

If a participant's employment with Dean Foods Company is terminated because of retirement at or after he has reached the age of 65, or because of such participant's disability or death while in the employment of Dean Foods Company, the balance in his accounts at the accounting date, shall be fully vested and nonforfeitable and shall be distributable to the participant, or in the event of the participant's death, to his beneficiary, in either a lump sum or, at the election of the participant, in a series of installments over a period not extending beyond the life expectancy of the participant and his spouse.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6% to 9%, which are commensurate with the prime rate listed in the Wall Street Journal on the last business day of the month prior to the month in which the loan application is made.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------

Basis of accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions
-------------

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

Investments
-----------

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the settlement date. Pending trade sales/purchases are netted against ending investment market values. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

The plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Participant Loans
-----------------

Loan transactions are treated as a transfer to (from) the investment fund from
(to) the Participant Loan fund.

Expenses of the Plan
--------------------

Trustee fees and investment fees of the Plan are paid by the Plan. The Company pays legal, audit, and other administrative expenses fees associated with the Plan.


Benefits payable
----------------

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1999 and 1998 were $144,599 and $191,949, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                        December 31,
                                               -------------------------------
                                                   1999               1998
                                               -------------     -------------
Net assets available for benefits per the
   financial statements                        $ 294,700,070     $ 276,246,132
Amounts payable to withdrawing participants         (144,599)         (191,949)
                                               -------------     -------------
Net assets available for benefits per
   the Form 5500                               $ 294,555,471     $ 276,054,183
                                               =============     =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                Year ended
                                               December 31,
                                                   1999
                                               -------------
Benefits paid to participants per the
   financial statements                        $  31,090,805

Add:  Amounts payable to withdrawing
      participants at December 31, 1999              144,599

Less: Amounts payable to withdrawing
      participants at December 31, 1998             (191,949)
                                               -------------
Benefits paid to participants per the
   Form 5500                                   $  31,043,455
                                               =============

Forfeited accounts
------------------

Forfeited nonvested accounts are used to reduce future employer contributions. In 1999, employer contributions were reduced by $680,814 from forfeited nonvested accounts. Employer contributions of $6,311,264 include $149,408 of unallocated participant forfeitures at December 31, 1999.


NOTE 3 - INVESTMENTS:
---------------------

Effective October 1, 1995, the Plan began offering an international equity fund and an equity growth fund and July 1, 1997, the Plan began offering a small caps fund. These funds are comprised of stocks, bonds and cash. The balanced fund, international equity fund, one-half of the equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. One-half of the equity fund is managed by ARK Investments, a division of Diversified Investment Advisors and the other half is managed by Oppenheimer. The other half of the equity growth fund and the small caps fund is managed by Mackay Shields and Furman Selz, respectively. These funds hold various securities and financial instruments under investment guidelines specified by the respective investment advisors.

The Reiter Dairy Plan fund and the Florida Plan fund are frozen. The assets in the Reiter Dairy Plan fund and the Florida Plan fund are being liquidated as they mature. At December 31, 1999 the Reiter Dairy Plan and Florida Plan assets have been fully liquidated.

The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value).

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $23,053,229 as follows:

                                            Appreciation/
                                            (Depreciation)
                                            -------------
Balanced fund                                $  4,485,273
Equity income fund                                503,242
Reiter Dairy Plan fund                             24,999
Government fixed fund                             (35,790)
Small Caps Fund                                   207,677
Dean Foods stock fund                            (959,612)
Equity growth fund                             12,588,925
International fund                              6,238,515
                                             ------------

Total                                        $ 23,053,229
                                             ============

NOTE 4 - INCOME TAX STATUS:
--------------------------

The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. Following the amendments to the Plan relating to contribution percentages and employer match, the Plan administrator and the Plan's tax counsel believe that the Plan is still designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 1999 and 1998. As such, no provision for income taxes has been made in the accompanying financial statements.


NOTE 5 - SIGNIFICANT INVESTMENTS:
--------------------------------

Investments with fair values in excess of 5% of net assets available for benefits at December 31, 1999 and 1998 were:

                                                        1999           1998
                                                        ----           ----

*Dean Foods Company         Common Stock            $24,096,053    $25,706,120

Diversified Investment
 Advisors International
 Equity Fund                Mutual Fund              17,985,739     11,140,276

Dean Foods Equity
 Growth Fund                Mutual Fund              58,216,236     39,439,690

Dean Foods Equity
 Income Fund                Mutual Fund              68,753,118     80,264,977

Diversified Investment
 Advisors Balanced
 Fund                       Mutual Fund              41,604,780     41,983,171

Money Government            U.S. Government and
 Fixed Fund                  Agency Issues           61,955,318     58,431,421

* Party in interest

Note 6 - Related Party Transactions:
------------------------------------

Certain Plan investments are cash equivalents managed by Northern Trust. Northern Trust acts as the trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees paid by the Plan for the investment management services amounted to $473,609 for the year ended December 31, 1999. In addition, Plan investments include shares of Dean Foods Company Common Stock and Participant Loans, which also qualify as party-in-interest transactions.

                                                                     SCHEDULE I
                                                                     ----------

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN
                       ----------------------------------

                       ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1999
                            -----------------------


                                   Description
Identity of Issue                 Of Investment                    Fair Value
-----------------                 -------------                    ----------
*Dean Foods Company               Common Stock                    $24,096,053

Diversified Investment
 Advisors International
 Equity Fund                      Mutual Fund                      17,985,739

Dean Foods Equity
 Growth Fund                      Mutual Fund                      58,216,236

Dean Foods Equity
 Income Fund                      Mutual Fund                      68,753,118

Diversified Investment
 Advisors Balanced
 Fund                             Mutual Fund                      41,604,780

Money Government                  U.S. Government and
 Fixed Fund                        Agency Issues                   61,955,317

Dean Foods Small
 Cap Fund                         Mutual Fund                       3,034,141

*Northern Trust Collective
 Short-Term Investment
 Fund                             Cash Equivalents                  2,901,915

*Participant Loans                Loans at 6-9%                    11,924,829
                                                                 ------------
                                                                 $290,472,128
                                                                 ============
*Party in interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-94753) of Dean Foods Company of our report dated June 28, 2000 relating to the financial statements of Dean Foods Company Investment and Profit Sharing Plan, which appears in the Form 11-K.




PricewaterhouseCoopers LLP

Chicago, Illinois
June 28, 2000